Mail Stop 6010

June 5, 2007

Steven Kemper
Dexcom, Inc.
Chief Financial Officer
5555 Oberlin Drive
San Diego, CA 92121

      RE: Dexcom, Inc.
              Form 10-K for the fiscal year ended December 31, 2006
              Filed February 27, 2007
              File No. 000-51222

Dear Mr. Kemper:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Martin F. James
                       Senior Assistant Chief Accountant